Exhibit 99.2

CRH MEDICAL CORPORATION
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016
The following discussion and analysis should be read in conjunction with CRH Medical Corporation's (the "Company" or "CRH") unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2016 and 2015 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2015. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Unless otherwise specified, all financial data is presented in United States dollars. This management discussion and analysis is as of July 27, 2016.
Additional information related to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company's Credit Facilities; risks related to increased leverage resulting from incurring more debt; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; changes that are unfavorable in the states where our operations are concentrated; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; risks related to the Affordable Care Act (the "ACA") and the corresponding effect on our business; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to United States antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; risks related to our affiliated physicians leaving our affiliated ASCs; our ability to enforce non-competition and other restrictive covenants in our agreements; ASCs or other customers may terminate or not renew their agreements; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; our ability and forecasts of expansion and the Company's management of anticipated growth; risks related to our dependence on complex information systems; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company's business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; various risks associated with legal, regulatory or investigative proceedings; risks associated with governmental investigations into marketing and other business practices; health and safety risks are intrinsic within our industry; our ability to successfully identify and complete future transactions and integrate our acquisitions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract GIs and other licensed providers to purchase and use the CRH O'Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; risks related to maintaining our foreign private issuer status; risks related to writing-off intangible assets; risks related to the reduction in the reimbursement of anesthesia procedure codes; changes in our effective income tax rates; risks related to our ability to manage third-party service providers; risks related to the failure of our employees and third-party contractors appropriately recording or documenting services that they provide; and risks related to criminal or civil sanctions in connection with failure to comply with privacy regulations regarding the use and disclosure of patient information.
OVERVIEW
CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with eight additional acquisitions of anesthesia companies since GAA. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures.. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.  The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, anesthesia revenue, equity financings, debt financings and a revolving credit facility.  The Company's ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services and maintaining future profitable operations, the outcome of which cannot be predicted at this time.  The Company has also stated its intention to acquire or develop additional anesthesia businesses. It may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.
For further information about CRH Medical Corporation, including the Company's Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at info@crhmedcorp.com.
RECENT EVENTS
During the second quarter of 2016, the Company continued in its goal of consolidating the highly fragmented gastroenterology anesthesia provider business by acquiring three additional anesthesia services providers.  These acquisitions were financed, in part, via an extension of the Company's syndicated credit facility with the Bank of Scotia (the "Scotia Facility") to $55,000,000.
Austin Gastroenterology Anesthesia Associates, PLLC ("AGAA") – May 2016
In May 2016, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Austin Gastroenterology Anesthesia Associates, PLLC ("AGAA"), an anesthesia provider servicing two ambulatory surgical centers in Texas.  The total purchase price under the asset contribution and exchange agreement was $17,200,000 and was paid via a combination of cash and deferred cash consideration.
Community Anesthesia, PLLC ("Community") – June 2016
In June 2016, a subsidiary of the Company entered into a membership interest purchase agreement to acquire 65% of the ownership interest of Community Anesthesia, PLLC ("Community"), an anesthesia provider servicing four ambulatory surgical centers in Massachusetts.  The total purchase price under the membership interest purchase agreement was $13,636,639, paid via cash.
Arapahoe Gastroenterology Anesthesia Associates, LLC ("Arapahoe") – June 2016
At the end June 2016, a subsidiary of the Company entered into an asset purchase and exchange agreement to acquire 51% of the ownership interest of Arapahoe Gastroenterology Anesthesia Associates, LLC ("Arapahoe"), an anesthesia provider serving one ambulatory surgical center in Colorado.   The total purchase price under the asset purchase agreement was $3,700,000, paid via cash.
Scotia Facility Amendment – June 2016

In June 2016, the Company amended its credit facility with the Bank of Nova Scotia.  The facility was amended to include a syndicate with US Bank and was increased from $33,000,000 to $55,000,000.  As at June 30, 2016, the Company had drawn $39,750,000 under the facility.

NON-IFRS FINANCIAL MEASURES
In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses – adjusted. The Company believes these supplementary financial measures reflect the Company's ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.
The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Operating EBITDA is presented on a basis consistent with the Company's internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management's evaluation of operating unit performance.
The Company defines Operating expenses – adjusted as operating expenses before expenses related to acquisitions, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Operating expenses – adjusted is presented on a basis consistent with the Company's internal management reports.  The Company discloses Operating expenses – adjusted to capture the non-operational expenses of the business before the impact of items not considered by management to impact operating decisions.  The Company also discloses Operating expenses – adjusted by segment.
Operating EBITDA and Operating expenses – adjusted do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

SELECTED QUARTERLY INFORMATION
	Q2 2016	YTD 2016	Q2 2015	YTD 2015

Anesthesia services revenue	$13,930,346	$25,367,087	$8,513,842	$15,970,973
Product sales revenue	2,657,195	5,057,305	2,367,582	4,530,101
Total revenue	16,587,541	30,424,392	10,881,424	20,501,074

Operating expenses – adjusted[1]
Anesthesia services	6,158,205	11,481,050	3,459,879	6,444,038
Product sales	1,003,886	2,002,120	981,309	1,885,495
Corporate	853,273	1,606,824	664,758	1,303,062
Total operating expenses – adjusted[1]	8,015,364	15,089,994	5,105,946	9,632,595

Operating EBITDA[2] – non-controlling interest[3]	1,518,502	2,366,945	-	-
Operating EBITDA[2] - shareholders of the Company	7,053,675	12,967,453	5,775,478	10,868,479
Operating EBITDA[2] - total	8,572,177	15,334,398	5,775,478	10,868,479

Operating income	5,041,112	8,987,158	3,153,898	6,473,556
Net and comprehensive income (loss)	$1,666,140	$4,696,624	$(677,690)	$1,246,356
Attributable to:
Shareholders of the Company	1,269,222	4,224,770	(677,690)	1,246,356
Non-controlling interest[3]	396,918	471,854	-	-

Operating EBITDA[2] per share attributable to shareholders:
Basic	$0.099	$0.182	$0.083	$0.166
Diluted	$0.095	$0.175	$0.083	$0.159

Earnings per share attributable to shareholders:
Basic	$0.018	$0.059	$(0.010)	$0.019
Diluted	$0.017	$0.057	$(0.010)	$0.018

Total assets	$165,669,979	$165,669,979	$93,478,207	$93,478,207
Total non-current liabilities	$62,952,331	$62,952,331	$33,931,209	$33,931,209
Total liabilities	$76,630,065	$76,630,065	$50,841,184	$50,841,184

1 Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
2 Operating EBITDA:  This is a non-IFRS measure defined as operating income before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
3 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

RESULTS OF OPERATIONS – three and six months ended June 30, 2016
Revenue
Revenues for the three months ended June 30, 2016 were $16,587,541 compared to $10,881,424 for the three months ended June 30, 2015. Revenues for the six months ended June 30, 2016 were $30,424,392 compared to $20,501,074 for the six months ended June 30, 2015.  The increase in revenues is mainly attributable to revenue contributions from the anesthesia service providers acquired by the Company in the first, third and fourth quarters of 2015 in conjunction with additional revenues in the month of June from the Company's newly acquired anesthesia services providers:  AGAA and Community.  The increase in revenues from the first quarter of 2016 of $2,750,690 is reflective of the AGAA and Community acquisitions, patient case increases experienced in the quarter as well as additional revenues in the product business.
Revenues from anesthesia services for the three months ended June 30, 2016 were $13,930,346 compared to $8,513,842 for the three months ended June 30, 2015. Revenues from anesthesia services for the six months ended June 30, 2016 were $25,367,087 compared to $15,970,973 for the six months ended June 30, 2015. As a result of the Company's acquisitions, the periods presented are not directly comparable.

For the three and six months ended June 30, 2016 there were no changes in reimbursement rates for any of the payors related to our anesthesia business.  There was, however in the first quarter of the year, a change in the payor mix in our GAA business as a result of the renewal process that individuals and companies go through each year in selecting their plans and providers.  It is normal that there can be payor mix changes, especially due to the nature of the renewal process, and such changes can have either a positive or a negative impact.  During the second quarter, these payor mix changes continued as expected.  In the second quarter of 2016, the average revenue per case declined by 9% compared to 2015, which was offset in part by an increase in patient cases of 6%.  The impact on the six months ended June 30, 2016 was a decline of 11% in the average revenue per case year over year, which was offset in part by an increase of 8% in patient cases.  The Company's continued expansion of its anesthesia business has and is expected in future, to mitigate the effect these kinds of changes in payor mix can have on our financial results.
In the three months ended June 30, 2016, the anesthesia services segment serviced 29,356 patient cases. For the six months ended June 30, 2016, the anesthesia services segment serviced 53,815 patient cases.

The table below summarizes our approximate payor mix as a percentage of service volume for the three months ended June 30, 2016 and 2015 and for the six months ended June 30, 2016 and 2015.
	Three months ended		Six months ended
Payor	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Medicare	31.7%	25.7%	32.3%	26.2%
Medicaid	2.9%	4.6%	3.3%	4.7%
Commercial and other	65.4%	69.7%	64.4%	69.1%
Total	100.0%	100.0%	100.0%	100.0%
In the table above, the second quarter of 2015 is primarily comprised of GAA payor data due to the timing of acquisitions in 2015.  As a result, 2016 is not directly comparable to 2015.
In the future, the Company expects anesthesia services revenue to continue to increase primarily through acquisitions and to increase via organic growth.
Revenues from product sales for the three months ended June 30, 2016 were $2,657,195 compared to $2,367,582 for the three months ended June 30, 2015. Revenues from product sales for the six months ended June 30, 2016 were $5,057,305 compared to $4,530,101 for the six months ended June 30, 2015.  The increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of June 30, 2016 the Company has trained 2,290 physicians to use the O'Regan System, representing 870 clinical practices. This compares to 2,066 physicians trained, representing 767 clinical practices, as of June 30, 2015.
In the future, the Company expects revenue from product sales to continue to increase as we expand our physician network and increase physician use of our technology.
Total operating expenses - adjusted
For the three months ended June 30, 2016, total adjusted operating expenses were $8,015,364 compared to $5,105,946 for the three months ended June 30, 2015.  For the six months ended June 30, 2016, total adjusted operating expenses were $15,089,994 compared to $9,632,595 for 2015.  The increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business.  Total adjusted operating expenses have increased by $940,734 from the immediately preceding quarter primarily due to the acquisitions completed in May and June 2016 in conjunction with additional corporate expenses incurred as the Company expands.  Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.
Anesthesia services adjusted operating expenses for the three months ended June 30, 2016 were $6,158,205, compared to $3,459,879 in the comparable period in 2015. Anesthesia services adjusted operating expenses for the six months ended June 30, 2016 were $11,481,050, compared to $6,444,038 in the first half of 2015.   Anesthesia services expenses primarily include labor related costs for certified registered nurse anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses.   The Company's first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in 2015 and in 2016.  As a result, the second quarter of 2016 and first half of 2016 are not directly comparable to 2015, with the majority of the increase relating to operating expenses for acquired companies.

Product sales adjusted operating expenses for the three months ended June 30, 2016 were $1,003,886 compared to $981,309 for the comparable period in 2015.  Product sales adjusted operating expenses for the first half of 2016 were $2,002,120 compared to $1,885,495 for the comparable period in 2015. The increase in expenses compared to 2015 is a reflection of increased product cost and support resulting from increased sales.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities designed to increase demand for training and use of the CRH O'Regan System.
Corporate adjusted operating expenses for the three months ended June 30, 2016 were $853,273 compared to $664,758 for the three months ended June 30, 2015.  Corporate adjusted operating expenses for the six months ended June 30, 2016 were $1,606,824 compared to $1,303,062 for the first half of 2015.  The growth in corporate expenses reflects an increase in employee related costs, professional fees and insurance, and, in general, is reflective of the additional activities incurred in support of the Company's expanded service offering.
Operating EBITDA
Operating EBITDA attributable to shareholders of the Company for the three months ended June 30, 2016 was $7,053,675, an increase of $1,278,197 from 2015.  Operating EBITDA attributable to shareholders of the Company for the six months ended June 30, 2016 was $12,967,453, an increase of $2,098,974 from 2015.  The increase in Operating EBITDA is primarily a reflection of the operating EBITDA contribution from the Company's anesthesia services providers acquired in the third and fourth quarters of 2015 and in the current quarter.
Operating EBITDA attributable to non-controlling interest was $1,518,502 for the three months ended June 30, 2016.  This comprises the non-controlling interests' share of revenues of $2,346,006 and adjusted operating expenses of $827,504.  Operating EBITDA attributable to non-controlling interest was $2,366,945 for the six months ended June 30, 2016.  This comprises the non-controlling interests' share of revenues of $3,820,395 and adjusted operating expenses of $1,453,450.
Total operating EBITDA was $8,572,177 for the three months ended June 30, 2016, an increase of $2,796,699 from the second quarter of 2015.  Total operating EBITDA was $15,334,398 for the six months ended June 30, 2016, an increase of $4,465,919 from the first half of 2015.  Operating EBITDA has increased by $1,809,956 from the immediately preceding quarter.
Operating Income
Operating income for the three months ended June 30, 2016 was $5,041,112 compared to $3,153,898 for the three months ended June 30, 2015, an increase of $1,887,214.  Contributing to the improved operating income is the increase in total Operating EBITDA of $2,796,699, less incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2015 and 2016 of $1,465,763 and acquisition expenses of $286,402, offset by a decrease in stock based compensation expense of $855,422.   Operating income has increased by $1,095,063 from the immediately preceding quarter.
Operating income for the first half of 2016 was $8,987,158 compared to $6,473,556 for the six months ended June 30, 2015, an increase of $2,513,602.  Contributing to the improved operating income is the increase in total Operating EBITDA of $4,465,919, less incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2015 and 2016 of $2,538,582 and acquisition expenses of $348,252, offset by a decrease in stock based compensation expense of $934,380.

Anesthesia operating income for the three months ended June 30, 2016 was $4,532,083, an increase of $948,914 from the second quarter of 2015.  Anesthesia operating income for the six months ended June 30, 2016 was $8,090,192, an increase of $1,438,975 from the first half of 2015.    This is primarily reflective of the additional operating income generated by the acquisitions completed in 2015 and the acquisitions completed in 2016.
Product operating income for the quarter was $1,539,406, an increase of $233,640 from the three months ended June 30, 2015.  Product operating income for the quarter was $2,856,775, an increase of $428,827 from the first half of 2015.  The increase is primarily a result of the increased revenue in the quarter ($289,613) and six months ($527,204) ended June 30, 2016, offset by increases in product expenses.
Net finance (income) / expense
As a result of the Company's debt facilities, the Company has recorded net finance expense of $2,155,698 during the three months ended June 30, 2016, compared to net finance expense of $4,492,468 in the three months ended June 30, 2015.  For the six months ended June 30, 2016, the Company recorded net finance expense of $1,866,383, compared to net finance expense of $6,157,658 in the first half of 2015.  Net finance expense is comprised of both interest and other debt related expenses, as well as foreign exchange gains and losses on the Crown debt which is denominated in Canadian dollars and the related cross currency swap the Company entered into on the Crown debt on January 21, 2016.   The cross currency swap locks in the repayment of the Crown debt principal and interest at a Canadian dollar to U.S. dollar rate of 1.448.
In the three months ended June 30, 2016, the Company recorded an exchange loss of $515,070 in relation to the Crown note and the cross currency swap, compared to an exchange loss of $202,655 recorded in the second quarter of 2015.  Excluding the impact of the exchange loss in the period, the finance expense for the three months ended June 30, 2016 was $1,640,628 compared to $4,289,813 in the second quarter of 2015. Finance expense, excluding fair value adjustments and exchange gains, was $1,515,873, compared to $2,150,966 for the three months ended June 30, 2015.  The fair value adjustment recorded in the three months ($124,755) resulted from changes in estimates underlying the Company's earn-out obligation.
In the six months ended June 30, 2016, the Company recorded an exchange gain of $1,002,774 in relation to the Crown note and the cross currency swap, slightly less than the exchange gain of $1,199,422 recorded in the first half of 2015.  Excluding the impact of the exchange gain in the period, the finance expense for the six months ended June 30, 2016 was $2,869,157, compared to $7,357,080 for the six months ended June 30, 2015. Finance expense, excluding fair value adjustments and exchange gains, was $2,565,298, compared to $4,563,984 for the first half of 2015.  The fair value adjustment recorded in the six months ($303,859) resulted from changes in estimates underlying the Company's earn-out obligation.
In general, the decrease in finance expense is a reflection of the lower interest rate on the Scotia Facility in contrast to the interest rates charged on the Knight and Bloom Burton notes in 2015.
Cash interest paid in the three months ended June 30, 2016 was $685,664 compared to $1,092,579 in the second quarter of 2015.  Cash interest paid in the six months ended June 30, 2016 was $1,368,800 compared to $2,526,718 in the first half of 2015.

Income tax expense
For the three months ended June 30, 2016, the Company recorded an income tax expense of $1,219,274 compared to an income tax recovery of $660,880 for the three months ended June 30, 2015.  For the six months ended June 30, 2016, the Company recorded an income tax expense of $2,424,151 compared to an income tax recovery of $930,458 for the six months ended June 30, 2015.  The expense experienced in 2016 is a reflection of taxable income generated in both Canada and the US.
Net and comprehensive income
For the three months ended June 30, 2016, the Company recorded net and comprehensive income attributable to shareholders of the Company of $1,269,222 compared to a net and comprehensive loss attributable to shareholders of $667,690 for the three months ended June 30, 2015.  For the six months ended June 30, 2016, the Company recorded net and comprehensive income attributable to shareholders of the Company of $4,224,770 compared to a net and comprehensive income attributable to shareholders of $1,246,356 for the first half of 2015.  The increase in earnings compared to 2015 is reflective of anesthesia services' contribution to earnings and the decrease in finance expense incurred in the period, offset by tax expense in the period. Net and comprehensive income attributable to shareholders has decreased by $1,686,326 from the first quarter of 2016.  This decrease is reflective of the additional finance expense incurred in the quarter when compared to the first quarter of 2016.
Net and comprehensive income attributable to non-controlling interest was $396,918 for the three months ended June 30, 2016.  Net and comprehensive income attributable to non-controlling interest was $471,854 for the six months ended June 30, 2016.  Net and comprehensive income attributable to non-controlling interest has increased by $321,981 when compared to the immediately preceding quarter.

SUMMARY OF QUARTERLY RESULTS (Unaudited)
The following table sets forth certain unaudited consolidated statements of operations data expressed in thousands of United States dollars, except for per share figures, for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2015.

(in 000's of US$, except EPS)	Q2 '16	Q1 '16	Q4 '15	Q3 '15	Q2 '15	Q1 '15	Q4 '14		Q3 '14
Anesthesia services revenue[1]	13,930	11,437	11,330	9,195	8,514	7,457	3,386	[1]	-
Product sales revenue	2,657	2,400	2,608	2,415	2,367	2,163	2,360		2,200
Total revenue	16,587	13,837	13,938	11,610	10,881	9,620	5,746		2,200
Operating expenses – adjusted[2]
Anesthesia services[2]	6,158	5,323	5,061	4,023	3,460	2,984	1,255		-
Product sales[2]	1,004	998	950	888	981	904	978		1,034
Corporate[2]	853	754	664	798	665	639	843		445
Total operating expenses – adjusted[2]	8,015	7,075	6,675	5,709	5,106	4,527	3,076		1,479
Total operating expense	11,546	9,891	9,265	9,325	7,728	6,300	4,462		1,571
Operating EBITDA[3] - non-controlling interest[4]	1,518	848	465	142	-	-	-		-
Operating EBITDA[3] - shareholders of the Company	7,054	5,914	6,797	5,759	5,775	5,093	2,670		721
Operating EBITDA[3] - total	8,572	6,762	7,264	5,901	5,775	5,093	2,670		721
Operating income	5,041	3,946	4,673	2,285	3,154	3,320	1,285		630
Net finance (income) expense	2,156	(289)	5,914	1,013	4,492	1,665	1,623		-
Income tax expense (recovery)	1,219	1,204	(1,541)	(442)	(661)	(269)	(721)		210
Net income (loss)	1,666	3,031	299	1,714	(678)	1,924	383		420
Attributable to:
Shareholders of the Company	1,269	2,956	154	1,676	(678)	1,924	383		420
Non-controlling interest(4)	397	75	145	38	-	-	-		-

Operating EBITDA per share attributable to shareholders
Basic	0.099	0.083	0.096	0.083	0.083	0.083	0.056		0.015
Diluted	0.095	0.080	0.092	0.080	0.083	0.080	0.049		0.015
Earnings per share attributable to shareholders
Basic	0.018	0.041	0.002	0.024	(0.010)	0.031	0.008		0.009
Diluted	0.017	0.040	0.002	0.023	(0.010)	0.030	0.007		0.009

1  Anesthesia revenue in Q4 2014 represents 1 month of anesthesia activity. Anesthesia revenues are calculated assuming an allowance for doubtful accounts estimate of 10%.  The allowance for doubtful accounts estimate was revised to 6% in 2015.
2  Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
3  Operating EBITDA:  This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related corporate expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.
4 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

LIQUIDITY AND CAPITAL RESOURCES
As at June 30, 2016, the Company had $4,177,648 in cash and cash equivalents compared to $3,572,344 at the end of 2015.  The increase in cash and equivalents is primarily a reflection of cash generated from operations less cash used to finance acquisitions.
Working capital was $533,587 compared to working capital of $3,272,075 at December 31, 2015.    The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities.
The Company has financed its operations primarily from revenues generated from product and anesthesia services and through equity and debt financings and a revolving credit facility. As of June 30, 2016, the Company has raised approximately $51 million from the sale and issuance of equity securities.  The Company also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014 and entered into a revolving credit facility with the Bank of Nova Scotia for $33,000,000 in 2015 which was subsequently increased to $55,000,000 in 2016.
The Company's outstanding credit facilities are described as follows:
Norrep Credit Opportunities Fund II, LP ("Crown Note")
On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company's obligations under its senior credit agreement (see Scotia Facility).  Interest on the note is payable on a quarterly basis commenced on March 31, 2015, with the payment of the principal scheduled for June 1, 2018, but prepayment without penalty is available to the Company as of December 1, 2017.

During the quarter ended June 30, 2016, the Company amended the Crown Note to accommodate an increase to the Scotia Facility, noted below, as well as amended the financial covenants under the agreement to align with the Scotia Facility.  The Company paid $174,060 (CAD$225,000) in fees to Crown in respect of the amendment.
The Bank of Nova Scotia ("Scotia Facility")
On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia.  The facility, which has a maturity date of April 30, 2018, provided financing of up to $33,000,000.  On June 15, 2016, the Company amended the Scotia Facility to include a syndication with US Bank and to provide financing of up to $55,000,000.  In conjunction with this amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel.  As at June 30, 2016, the Company had drawn $39,750,000 on the amended Facility (2015 - $17,000,000).  The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning March 31, 2016 based upon the outstanding balance of the Facility.  The Facility is a revolving credit facility which the Company may terminate at any time without penalty.  The credit facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers' acceptance rates plus an applicable margin.  At June 30, 2016, the interest rate on the facility was LIBOR plus 2.75%. The Facility is secured by the assets of the Company.  The Company is required to maintain the following financial covenants in respect of the Facility:

Financial Covenant	Required Ratio
Senior debt to EBITDA ratio	2.25:1.00
Total funded debt ratio	3.00:1.00
Fixed charge coverage ratio	1.30:1.00
As at June 30, 2016, the Company is in compliance with all debt covenants relating to the Crown Note and Scotia Facility.
Although the Company recorded net earnings for the current period and for the years ended December 31, 2015 and 2014, the Company has incurred historical losses, and as at June 30, 2016 had an accumulated deficit of $5,606,308. The Company expects that going forward cash from operating activities will be positive and will be sufficient to fund the current business.
Cash provided by operating activities for the quarter ended June 30, 2016 was $5,617,065 compared to $4,493,027 for the second quarter of 2015.  Cash provided by operating activities for the six months ended June 30, 2016 was $11,141,883 compared to $6,552,784 for the first half of 2015.
The Company's near-term cash requirements relate primarily to interest payments, quarterly principal payments in respect of the Scotia facility, annual payments in respect of the deferred consideration in relation to the Austin acquisition, operations, working capital and general corporate purposes, including further acquisitions. Based on the current business plan, the Company believes cash and cash equivalents and the availability of its revolving credit facility will be sufficient to fund the Company's operating, debt repayment and capital requirements for at least the next 12 months.  The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.
There were no significant changes in the Company's contractual commitments compared with those set forth in the Company's 2015 Management Discussion and Analysis, available on SEDAR at www.sedar.com, except as noted below:
•	As a result of the Company's current draw on its Scotia facility, quarterly principal payments are $2 million; and
•	As a result of the Austin acquisition, the Company has incurred deferred consideration of $4,200,000, which is payable in annual instalments over 4 years.
OUTSTANDING SHARE CAPITAL
As at June 30, 2016, there were 71,664,648 common shares issued and outstanding for a total of $51,760,095 in share capital.
As at June 30, 2016, there were 2,643,061 options outstanding at a weighted-average exercise price of $0.46 per share, of which 1,995,561 were exercisable into common shares at a weighted-average exercise price of $0.45 per share.  As at June 30, 2016, there were 1,478,000 share units issued and outstanding.

As at July 27, 2016 there were 71,664,648 common shares issued and outstanding for a total of $51,760,095 in share capital. There are 2,643,061 options outstanding at a weighted-average exercise price of $0.45 per share, of which 2,067,436 were exercisable into common shares at a weighted average price of $0.44 per share.  As at July 27, 2016, there were 1,828,000 share units issued and outstanding.

OFF BALANCE SHEET ARRANGEMENTS
The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.
PROPOSED TRANSACTIONS
As at June 30, 2016, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.
TRANSACTIONS WITH RELATED PARTIES
Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation.  There have been no changes to the Company's identification of related parties, as defined under IAS 24, Related Party Disclosures.
For the three and six months ended June 30, 2016, the Company had related party transactions with key management personnel pertaining to the ordinary course of their employment or directorship arrangements.  In addition, the Company made product sales to companies owned or controlled by two of the Company's Directors.
DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)
The Company's disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company's controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure.
Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)).
During the second quarter of 2016, there were no significant changes in the Company's internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company's internal controls over financial reporting.
As permitted by National Instrument 52-109, the evaluation of the design of disclosure controls and procedures and internal controls over financial reporting does not include controls, policies and procedures covering the Company's acquisitions completed in the second quarter of 2016.  Prior to its acquisition by the Company, Austin, Community and Arapahoe were privately held companies. Revenues totaling $1,447,303 and net income before tax of $291,629 from these acquisitions were included in our consolidated financial statements for the quarter ended June 30, 2016.

CRITICAL ACCOUNTING ESTIMATES
There were no significant changes to the Company's critical accounting estimates during the quarter ended June 30, 2016.
CRH's critical accounting estimates are described in its MD&A for the year ended December 31, 2015, filed under the Company's profile on www.sedar.com.
FUTURE CHANGES IN ACCOUNTING POLICIES
All accounting standards effective for periods beginning on or after January 1, 2016 have been adopted by the Company.  New accounting pronouncements issued but not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2015.  There are no new standards issued subsequent to December 31, 2015 which are considered to have an impact on the Company.
FINANCIAL INSTRUMENTS
The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, notes payable, deferred consideration and the Company's earn-out obligation.  The fair values of these financial instruments, except the derivative asset, notes payable balances, deferred consideration and the earn-out obligation, approximate carrying value because of their short-term nature.  The earn-out obligation and derivative asset are classified as financial instruments recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value; the Scotia Facility is a floating rate instrument and due to the subordinate nature of the Crown Note, management has assessed that the carrying value of this fixed rate instrument reflects fair value.  The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.
Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables, employee benefit obligations and short term advances are classified as other financial liabilities, which are measured at amortized cost.  Notes payable balances and deferred consideration are also measured at amortized cost.  The Company's derivative asset and earn-out obligation are measured at fair value.
The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.  There have been no significant changes to those risks impacting the Company since December 31, 2015, nor has there been a significant change in the composition of its financial instruments since December 31, 2015, except for the following.
•	On January 21, 2016, the Company entered into a cross currency swap to mitigate foreign exchange exposure on its Canadian dollar denominated Crown Note. The Company accounts for the cross currency swap as a derivative financial instrument and has recorded the fair value of the instrument on the balance sheet at June 30, 2016 with changes in the fair value of the instrument recorded through earnings in the period; and
•	The Company uses a probability weighted valuation technique in calculating the fair value of the earn-out obligation. This valuation technique included inputs relating to estimated cash outflows under the arrangement and the use of a discount rate appropriate to the Company. The Company evaluates the inputs into the probability weighted valuation technique at each reporting period. During the six months and three months ended June 30, 2016, the Company revised its assumptions underlying the discount rate used in the calculation of the fair value of the earn-out obligation to account for changes in the underlying credit risk of the Company. The downward adjustment of the discount rate from 4.42% at December 31, 2015 to 3.44% at June 30, 2016 resulted in an increase of $303,859 to the fair value of the earn-out obligation. The impact of this adjustment was recorded through finance expense in the period with $124,757 recorded in the three months ended June 30, 2016 and $179,104 recorded in the three months ended March 31, 2016

•	The total purchase price under the asset contribution and exchange agreement in respect of the AGAA acquisition was $17,200,000 and was paid via a combination of cash ($13,000,000) and deferred cash consideration ($4,200,000). The deferred consideration is payable annually over a period of four years. At the date of acquisition, the deferred consideration was discounted to fair value ($3,821,896) using a discount rate consistent with the Company's underlying credit risk at the time of the transaction.
•	On June 15, 2016, the Company increased its Credit Facility with the Bank of Nova Scotia to $55,000,000.

NON-IFRS MEASUREMENTS
The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated interim financial statements and accompanying notes for the three and six months ended June 30, 2016 and consolidated financial statements and accompanying notes for the year ended December 31, 2015.
The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses - adjusted. The Company believes these supplementary financial measures reflect the Company's ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges.  Operating EBITDA is presented on a basis consistent with the Company's internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management's evaluation of operating unit performance.
The Company defines Operating expenses - adjusted as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Operating expenses - adjusted is presented on a basis consistent with the Company's internal management reports.
The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Operating EBITDA
For the three months ended	2016		2015				2014
(USD in thousands)	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun
Operating EBITDA attributable to:
Shareholders of the Company	7,054	5,914	6,797	5,758	5,775	5,093	2,670	721	614
Non-controlling interest	1,518	848	465	142	-	-	-	-	-
Total Operating EBITDA	8,572	6,762	7,263	5,900	5,775	5,093	2,670	721	614
Amortization expense	(2,925)	(2,475)	(2,188)	(1,745)	(1,459)	(1,402)	(458)	-	-
Depreciation and related expense	(30)	(15)	(18)	(17)	(17)	(12)	(13)	(10)	(12)
Stock based compensation	(290)	(264)	(261)	(1,001)	(1,145)	(343)	(69)	(82)	(101)
Acquisition expenses	(286)	(62)	(123)	(221)	-	(16)	(845)	-	-
Impairment of inventory	-	-	-	(241)	-	-	-	-	-
Impairment of intangible assets	-	-	-	(390)	-	-	-	-	-
Operating income	5,041	3,946	4,673	2,285	3,154	3,320	1,285	629	501
Operating expenses - adjusted
For the three months ended	2016		2015				2014
(USD in thousands)	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun

Anesthesia services operating expense – adjusted	6,158	5,323	5,061	4,023	3,460	2,984	1,255	-	-
Amortization expense	2,925	2,475	2,188	1,745	1,459	1,403	458	-	-
Depreciation and related expense	2	2	4	3	2	-	-	-	-
Stock based compensation	27	17	12	13	10	2	-	-	-
Acquisition expenses	286	62	123	221	-	-	-	-	-
Impairment of intangible assets	-	-	-	390	-	-	-	-	-
Anesthesia services expense	9,398	7,879	7,389	6,395	4,931	4,389	1,713	-	-

Product sales operating expense – adjusted	1,004	998	950	888	981	904	978	1,034	990
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	15	1	1	1	1	1	1	-	1
Stock based compensation	99	84	81	106	80	136	22	19	21
Impairment of inventory	-	-	-	241	-	-	-	-	-
Product sales expense	1,118	1,083	1,031	1,236	1,062	1,041	1,001	1,053	1,012

Corporate operating expenses – adjusted	853	754	664	798	665	638	843	445	442
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	13	13	14	14	14	11	12	10	11
Stock based compensation	164	162	167	882	1,056	205	47	63	80
Acquisition expenses	-	-	-	-	-	16	845	-	-
Corporate expense	1,030	929	845	1,694	1,735	870	1,747	518	533

Total operating expense – adjusted	8,015	7,075	6,675	5,709	5,106	4,527	3,076	1,479	1,432
Total operating expense	11,546	9,891	9,265	9,325	7,728	6,300	4,461	1,571	1,545